BB 3/31


05040770

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 0 2 2005 DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-65263

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pinnacle Equity Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

439 S. Kirkwood Road, Suite 209
(No. and Street)

St. Louis, MO 63122
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John D. Denando 314-822-1117
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian G. Toennies & Associates, PC
(Name – if individual, state last, first, middle name)

9730 E. Watson Rd., Suite 100, St. Louis, MO 63126
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED APR 07 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

RECD S.E.C. MAR - 2 2005 1086

SEC 1410 (06-02)

3/31

OATH OR AFFIRMATION

I, John D Denando, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pinnacle Equity Management, Inc., as of December 31, 2004, 20__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAIGE JENSEN
Notary Public — Notary Seal
STATE OF MISSOURI
St. Louis County
My Commission Expires: Feb. 10, 2007

Notary Public

Signature

President

Title

PAIGE JENSEN
Notary Public — Notary Seal
STATE OF MISSOURI
St. Louis County
My Commission Expires: Feb. 10, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Phone (314) 842-0477
Toll Free: (877) 842-0477
Fax (314) 842-0478
Illinois Home Office (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com



Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

February 23, 2005

National Association of
Securities Dealers, Inc.
Member Regulation Programs/Systems Support
9509 Key West Avenue, 3rd Floor
Rockville, MD 20850
Attention: Sherry Lawrence

Dear Ms. Lawrence;

We have audited the balance sheet of Pinnacle Equity Management, Inc. as of December 31, 2004 and the related statement of income, retained earnings and cash flows for the year then ended.

In connection with the annual audited report:

1. We are independent certified public accountants with respect to Equity Investment Services, Inc.

   Our examinations were made in accordance with auditing standards generally accepted in the United States of America, and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

2. Nothing came to our attention as a result of the foregoing procedures that caused us to believe that:

   a. The annual audited report is not in conformity with generally accepted accounting principles applied on a consistent basis, and
   b. Any material inadequacies existed.

Very truly yours,

Brian G. Toennies, CPA

Enclosures

cc: US Securities and Exchange Commission
Midwest Regional Office
175 W. Jackson Boulevard, Suite 900
Chicago, IL 60604

cc: NASD
District Office
120 West 12th Street, Ste. 900
Kansas City, MO 64105

US Securities and Exchange Commission
Division of Market Regulation
450 5th St., NW, Room 10437, Mail Stop 1001
Washington, DC 20549
Attn: Carol Y Charnock, Regulation Specialist

PINNACLE EQUITY MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2004

		2004
Total Ownership Equity from Statement of Financial Condition		$141,928
DEDUCTIONS:		
Total Non-allowable Assets:		
Fixed Assets	476	
Commissions Receivable > 30 Days	66,945	67,421
Net Capital Before Haircuts on Securities Positions		74,507
HAIRCUTS ON SECURITIES:		
Trading and Investment Securities	14,554	
Money Market-2%	0	14,554
NET CAPITAL		59,953
Less: Required Minimum Capital		(5,000)
NET CAPITAL EXCESS (SHORTAGE)		$54,953

PINNACLE EQUITY MANAGEMENT, INC.
RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL AND THE UNAUDITED FOCUS REPORT
DECEMBER 31, 2004

	2004
Total Ownership Equity from Statement of Financial Condition-Unaudited	$141,928
Adjustments: Increase (Decrease) Adjust Investment Funds Account	0
Total Increase (Decrease) in Ownership Equity	0
Total Ownership Equity from Statement of Financial Condition-Audited	141,928
Total Non-Allowable Assets-Audited	67,421
Net Capital Before Haircuts on Securities Positions	74,507
Haircuts on Securities:	
Trading and Investment Securities	14,554
Money Market-2%	0
Net Capital	$59,953

PINNACLE EQUITY MANAGEMENT, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

CONTENTS

****

****

*****

***

*

Phone (314) 842-0477
Toll Free: (877) 842-0477
Fax (314) 842-0478
Illinois Home Office (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com



Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

Board of Directors
Pinnacle Equity Management, Inc.
St. Louis, Missouri

We have audited the accompanying balance sheet of Pinnacle Equity Management, Inc. as of December 31, 2004 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Equity Management, Inc. as of December 31 2004 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Brian Toennies & Associates

Brian G. Toennies & Associates
February 21, 2005

PINNACLE EQUITY MANAGEMENT, INC.
BALANCE SHEET
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS:	
Cash and Cash Equivalents	$(1,012)
Commissions Receivable	80,282
Securities-Available for Sale	97,025
Total Current Assets	176,295
PROPERTY AND EQUIPMENT:	
Equipment	27,666
Less: Accumulated Depreciation	(27,190)
Net Property Plant and Equipment	476
OTHER ASSETS:	
Computer Software Costs	6,130
Less: Accumulated Amortization	(6,130)
Cash Surrender Value of Insurance	0
Total Other Assets	0
TOTAL ASSETS	$176,771

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts Payable	$16,509
Other Accrued Liabilities	821
Accrued Income Taxes	0
Payroll Taxes Payable	(67)
Total Current Liabilities	17,263
DEFERRED INCOME TAXES	17,580
Total Liabilities	34,843
STOCKHOLDER'S EQUITY:	
Capital Stock:	
Authorized: 30,000 Shares	
Par Value $1 Per Share	
Issued and Outstanding: 5000 Shares	5000
Retained Earnings	126,743
Accumulated Other Comprehensive Income	10,185
Total Stockholder's Equity	141,928
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY:	$176,771

The accompanying notes are an integral part of the financial statements.

PINNACLE EQUITY MANAGEMENT, INC.
STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUE:	
Commission and Fee Income	$704,081
OPERATING EXPENSES:	
Accounting and Legal Fees	9,370
Advertising Expense	4,934
Business Meetings	3,971
Commissions Expense	35,419
Depreciation and Amortization Expense	939
Employee Medical Insurance and Benefits	32,644
Errors and Omissions Insurance	8,721
Gifts	894
Insurance-Office	125
License and Registrations	7,518
Mailing Costs	987
Medical Expenses	15,633
Miscellaneous Expenses	7,614
Office Rent	17,801
Office Supplies	6,708
Payroll Taxes	18,335
Personal Property Taxes	88
Professional Dues and Literature	641
Quote/Clearing Costs	859
Retirement Plans	82,000
Salaries and Wages	427,204
Solitors Expense	52,044
Telephone	4,672
Travel	570
Total Operating Expenses	739,691
INCOME (LOSS) FROM OPERATIONS	(35,610)
OTHER REVENUE (EXPENSE):	
Dividend Income	976
Interest Income	1,057
Miscellaneous Income	5,876
	7,909
NET INCOME (LOSS) BEFORE INCOME TAXES	(27,701)
Provision for Income (Taxes) Benefit-Current	2,769
Provision for Income (Taxes) Benefit-Deferred	2,377
NET INCOME (LOSS)	(22,555)
OTHER COMPREHENSIVE INCOME:	
Unrealized Gain (Loss) on Security	(2,113)
COMPREHENSIVE INCOME (LOSS)	$(24,668)

The accompanying notes are an integral part of the financial statements.

PINNACLE EQUITY MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total
BALANCE, BEGINNING OF YEAR	$5,000	$149,298	$12,298	$166,596
Comprehensive Income:				
Net Income (Loss)	0	(22,555)	0	(22,555)
Unrealized Loss on Securities	0	0	(2,113)	(2,113)
RETAINED EARNINGS, END OF YEAR	$5,000	$126,743	$10,185	$141,928

The accompanying notes are an integral part of the financial statements.

PINNACLE EQUITY MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FROWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$(22,555)
Adjustments to reconcile net income (loss) to net cash from operations:	
Depreciation and Amortization	939
Deferred Income Tax	(2,769)
Increase in Cash Surrender Value of Life Insurance	74,404
(Increase) Decrease in Commissions Receivable	22,165
(Increase) Decrease in Securities-Available for Sale	(74,976)
Increase (Decrease) in Accounts Payable	4,679
Increase (Decrease) in Reserve for Unrealized Gain/Loss	(5,171)
Increase (Decrease) in Accrued Expenses	10
Net Cash Provided By (Used In) Operations	(3,274)
NET CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Fixed Assets	0
Net Cash Provided By (Used In) Investing Activities	0
NET INCREASE (DECREASE) IN CASH	(3,274)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	2,262
CASH AND CASH EQUIVALENTS AT END OF YEAR	$(1,012)

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash Paid for Interest	$0
Cash Paid for Taxes	$0

The accompanying notes are an integral part of the financial statements.

PINNACLE EQUITY MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Pinnacle Equity Management, Inc. is a Missouri Corporation. The Company registered with the Securities and Exchange Commission in 2002 to be a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD) and was granted membership in July 2002. The Company operates its business as both a broker/dealer of securities, registered investment advisor and agent for insurance policies.

Accounting Method

Accounting Method-The Company's books are maintained on the accrual basis of accounting for financial statement reporting.

Adoption of SFAS No. 130

The Company adopted SFAS No. 130, Reporting Comprehensive Income.

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Property and Equipment

Property and equipment is stated at cost, maintenance and repairs are charged to operations. Depreciation expense is calculated on an accelerated basis over the respective assets' remaining useful lives, which are as follows:

Office Equipment	5-7 years
Software	3 years

Depreciation and amortization expense was $939 for the year ended December 31, 2004.

Commissions Receivable

Commissions receivable represent investment fees due for the quarter ended December 31, 2004 and commissions due on investments made during the year. No allowance has been provided on commissions receivable because management believes all amounts are collectible.

PINNACLE EQUITY MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2-RESERVE REQUIREMENTS

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession of control requirement under Rule 15c3-3.

NOTE 3-MINUMUM CAPITAL

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $5,000 in 2004. At December 31, 2004, the Company's net capital as defined by SEC Rule 15c3-1 was $54,953 in excess of minimum net capital required.

NOTE 4-SECURITIES

The Company invests in corporate stocks. At December 31, 2004 these securities were classified as available for sale securities and are reported at fair value, with the unrealized gains and losses included in comprehensive income. Costs are determined on an average cost per share basis for determining realized gains or losses. At December 31, 2004 these securities had a fair value of $ 97,025, a cost of $99,158 and an unrealized gain of $(2,133).

PINNACLE EQUITY MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 5-OPERATING LEASE

The Company operates its facilities under an operating lease agreement with an unrelated party. The base rent in $1,167 per month and the lease expires on January 31, 2005.

Rent expense was $17,801 in 2004.

Minimum lease payments, by year, and in aggregate at December 31, 2004 are as follows:

Year ending December 31, 2005	$1,667
	$1,667

NOTE 6-PENSION AND PROFIT SHARING PLAN

The Company has a defined contribution pension plan for active employees. The Company contributes 10 percent of eligible participants' total compensation. Contributions charged to expense were $40,600 for the year ended December 31, 2004.

The Company also has in effect a profit haring plan covering all active employees. Contributions to the plan are discretionary and are determined by the Company's management. Contributions charged to expense were $41,400 for the year ended December 31, 2004.

To be eligible under both plans an employee must have attained age 21 and completed two years of service.

NOTE 7-INCOME TAX EXPENSE

Income taxes for the year ended December 31, 2004 consisted of the following:

Current:	
Federal Income Tax Expense (Benefit)	$(1,994)
State Income Tax Expense (Benefit)	(775)
Total Current Income Tax Expense (Benefit)	(2,769)
Deferred:	(2,377)
Total Income Tax Expense (Benefit)	(5,146)
Deferred tax assets and liabilities consist of the following:	
Deferred Tax Asset	$3,508
Deferred Tax Liability	21,088
Valuation Allowance	0
Net Deferred Tax Liability	$17,580